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EXHIBIT 16 TO FORM 8-K

March 6, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated February 20, 1998, of Broderbund Software, Inc. and we are in agreement with the statements contained in paragraph (a) therein except that we have no basis to agree or disagree with the statement that the Board of Directors and the Audit Committee approved the dismissal of Ernst & Young LLP as its independent accountants. We have no basis to agree or disagree with other statements of the registrant contained therein.


                                                           /s/ ERNST & YOUNG LLP





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